Worldwide Stages, Inc.

5000 Northfield Lane

Spring Hill, TN 37174

August 9, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Alyssa Wall

Re:	Worldwide Stages, Inc.
Offering Statement on Form 1-A File No. 024-12301

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not have any comments with respect to the Offering Statement on Form 1-A (the “Offering Statement”) of Worldwide Stages, Inc. and we hereby request that the Commission approve the qualification of the Offering Statement effective as of 5:00 PM Eastern Daylight Time on Thursday, August 10, 2023 or as soon thereafter as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 390-7230.

If there are any questions, please contact our counsel, Gary M. Brown at (615) 390-7230 or via email at gary.brown@nelsonmullins.com.

Sincerely,

Worldwide Stages, Inc.

By:	/s/ Kelly Frey, Sr.
Kelly Frey, Sr.
Chief Executive Officer

cc:	Gary M. Brown